a2a
energie in comune

RECEIVED
2009 MAY -4 A 7:05

09046046

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 28, 2009

AEM SPA

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the next ordinary assembly.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

p// Maria Angela Nardone //

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

A2A S.p.A.

Registered office in Brescia, Via Lamarmora 230

Fully paid in share capital for the sum of € 1,629,110,744.04

Tax number, VAT number and

Brescia Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY MEETING

The shareholders are hereby convoked for the ordinary meeting, which will be held at "Sala conferenze P.G. Beretta dell'Associazione Industriale Bresciana", via Cefalonia n. 60, Brescia, on 29 May 2009, at 11,00 am, for the first convocation and, if necessary, for the second convocation on 3 June, at the same time and place, to discuss and resolve the following

AGENDA

1. Proposal for the allocation of net income for financial year ended as at 31st December 2008 and for dividend distribution;
2. Repeal, at the request of shareholders Municipality of Brescia and Municipality of Milan pursuant to article 2367 c.c., of the following components of the Supervisory Board: Renzo Capra, Claudio Buizza, Antonio Capezzuto, Pierfrancesco Cuter, Angelo Rampinelli Rota and Giovanni Rizzardi; take note of the cessation from office of the Supervisory Board, pursuant to article 21.4 of the by-laws; appointment of Supervisory directors pursuant to article 19 of the by-laws. Fixing the remuneration of directors; related and consequent resolutions.

Shareholders which have deposited at the Company their communication from the broker foreseen by current regulations, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Each shareholder entitled to attend the shareholders' meeting shall be entitled to be represented, pursuant to law, by written proxy, to be injected by using the appropriate form available from intermediaries enabled. Pursuant to articles 5 and 6 of the by-laws, the share capital amounts to Euro 1,629,110,744.04 represented by no. 3,132,905,277 ordinary shares, with a par value of Euro 0.52 each. The shares are indivisible and each share carries on vote.

The documentation relating to the Meeting will be available to shareholders and members of the public, within the term by laws, at the Company's Registered office, Borsa Italiana S.p.A. and on the web site www.a2a.eu.

For the appointment of the Supervisory Board, inter alia, note that, pursuant to article 16, paragraph 4, of the by-laws, at least two members of the Supervisory Board must be chosen from persons registered in the *Registro dei Revisori Contabili.* Furthermore, pursuant to article 20 of the by-laws, only shareholders that, either alone or with others, hold a total number of shares representing at least 1% of the share capital with the right to vote at the ordinary shareholders' meetings are entitled to submit lists. Lists must show the names of at least two candidates for positions on the Supervisory Board, numbered progressively. Individual shareholders,

shareholders who are party to a shareholders' agreement falling within the scope of Article 122 of Legislative Decree No. 58/1998, the parent company, subsidiaries and companies under joint control pursuant to Article 93 of Legislative Decree No. 58/1998, may not submit more than one list or take part in its presentation, even through a third party or a trust company, nor may they vote for different lists; no candidate may stand in more than one list under penalty of ineligibility.

The lists presented must be filed with the Company's registered office – in Brescia, via Lamarmora 230, at least 20 days before the day set for the shareholders' meeting on first call and therefore within hours 16.30 pm of the 9 May 2009, will be made public by the Company through advertisements in three nationally distributed daily newspapers, two of which must be economic, at least ten days prior to the general meeting, as well as through the publication on the website www. a2a.eu.

The lists must be accompanied by:

a) information regarding the shareholders who have submitted them, specifying the total stake they hold and a certificate showing title to this stake;
b) a declaration by shareholders other than the Municipality of Brescia, the Municipality of Milan and those who hold, even jointly, a controlling interest or a relative majority stake to the effect that there are no relations as envisaged in current laws and regulations, with the latter persons;

c) full information regarding the personal characteristics of the candidates, as well as a declaration issued by the said candidates to the effect that they meet statutory requirements and that they accept the candidature.

Lists that do not comply with the above provisions will be considered as not having been submitted.

Members of the Supervisory Board must meet the requirements of honesty and professionalism, as well as the requirements of independence and those relating to limitations on the accumulation of offices laid down in the regulations in force at the time. Toghether with lists will be deposited lists of positions of administration and control at other companies covered by each candidate.

For the Management Board

The Chairman

Giuliano Zuccoli

* * *

It was announced that starting from today's date the financial statement and the consolidated financial statement for 2008 of A2A S.p.A. - approved by the Supervisory Board on 27 April 2009 - are available to members of the public at the Company's Registered office, Borsa Italiana S.p.A. and on the website www.a2a.eu.

The minutes of the Supervisory Board will be available in the same way in terms required by law.

a2a
energie in comune

RECEIVED
2009 MAY -4 A 7:05

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 28, 2009

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

p // Alberto Sergi
// Maria Angela Nardone //

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

PRESS RELEASE

Call for Ordinary Meeting 29 May 2009 - 3 June 2009

Milan, 28 April 2009 – As required by law, it is hereby made known that the call for the Ordinary Meeting is published today in the daily "Il Sole 24 Ore" and is available on the website www.a2a.eu, under section *Corporate Governance – Informative Report*.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu